March 8, 2024

VIA Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs/Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated March 1, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “First Comment Letter”) to the Company dated March 1, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company with the SEC on February 2, 2024 in connection with a proposed listing of the Company’s common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the First Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

Registration Statement on Form F-1

General

1.We note your disclosure on the cover page and throughout the registration statement that you intend for your common stock to list on The Nasdaq Capital Market. We also note, however, that your plan of distribution is not consistent with Nasdaq's rules for direct listings. Please ensure your disclosure throughout the registration statement, including the cover page, Risk Factors, and Plan of Distribution sections, is consistent with Nasdaq rules for direct listings and clearly explains Nasdaq's current rules with respect to direct listings.

Response: The Company has amended the Registration Statement to include a revised Plan of Distribution that is consistent with Nasdaq rules for direct listings and to update the disclosure in the Registration Statement accordingly, including on the cover page and in the risk factors section.

Cover Page

2.Please revise your cover page and risk factors to clearly state that the listing of your common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of your common stock and, consequently, the trading volume and price of shares of your common stock may be more volatile than if shares of your common stock were initially listed in connection with an underwritten initial public offering.

Response: The Company has revised the cover page and risk factors section in the Registration Statement to state that the listing of the Company’s common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of its common stock and, consequently, the trading volume and price of shares of its common stock may be more volatile than if shares of its common stock were initially listed in connection with an underwritten initial public offering.

3.It appears that over 61% of the outstanding common stock is beneficially owned by Shaun Passley, Chief Executive Officer. Please disclose on the cover page that you will be deemed a “controlled company” under the Nasdaq rules. Include a risk factor that discusses the effect, risks, and uncertainties of being designated a controlled company.

Response: The cover page of the Registration Statement has been amended to disclose that the Company upon listing will be a controlled company under Nasdaq rules given the number of shares controlled by Dr. Passley. In addition, a risk factor has been added that discusses the effect, risks and uncertainties of being designated a controlled company.

4.You state that the company has a proposed listing application pending with the Canadian Securities Exchange as part of a dual listing. Revise to state clearly whether the approval of the listing application on the Canadian Securities Exchange is a condition of this direct offering.

Response: Given the that the lapse date for the prospectus filed by the Company with the Ontario Securities Commission (OSC) was approaching while the Company was focused on its proposed Nasdaq listing, the Company has withdrawn the prospectus filed with the OSC. As the prospectus was filed with the intention of becoming a reporting issuer in Canada so that the Company could list on the Canadian Securities Exchange (CSE), the listing with the CSE cannot proceed. Accordingly, the Registration Statement has not been amended to include the requested statement regarding the CSE application.

Risk Factors, page 12

5.Please add a risk factor that discusses the company's ability to issue an unlimited number of common shares.

Response: The Company has added a risk factor in the Registration Statement regarding its ability to issue an unlimited number of common shares.

The trading price of our common stock, upon listing on the Nasdaq Capital Market, may have little or no relationship to..., page 14

6.We note your reference here and on page 116 to the section titled “Sale Price History of our Capital Stock.” However, you do not appear to have provided such disclosure. Please disclose whether your common stock has a history of private transactions. Explain whether the private transactions were included as part the independent common stock valuation report that you reference.

Response: The reference to “Sale Price History of our Capital Stock” in the Registration Statement has been amended to “Sale Price History of Common Stock”. A section on the sale price history of the Company’s common stock is disclosed under the heading “Description of Capital Stock”. These transactions were not included as part of the valuation report.

Plan of Distribution, page 115

7.Please identify the financial advisors that you have engaged "with respect to certain other matters relating to the listing of our common stock on the Nasdaq.” We note that Nasdaq listing requirements require at least three registered and active market makers. Disclose the activities that the financial advisors have engaged in and will conduct in connection with the listing of the common stock on Nasdaq. Revise to disclose whether the company, the financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with anti-manipulation provisions of the federal securities laws, including Regulation M, and in accordance with the representations/terms set forth in the Spotify Technology S.A. No-Action Letter under Regulation M (March 23, 2018).

Response: We have engaged the Advisor, Maxim Group LLC, as our financial advisor to advise and assist us with respect to certain matters relating to the Direct Listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing and developing and assisting with our investor communication strategy in relation to the Direct Listing. In connection with its engagement as our financial advisor, the Advisor will be entitled to a fee of $200,000 upon the successful consummation of the Direct Listing. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that (i) such expenses, other than legal fees, may not exceed $5,000 without our prior authorization and (ii) such expenses that constitute legal fees may not exceed $10,000 without our prior authorization.

8.Disclose whether the company intends to host an investor day or engage in other investor education meetings.

Response: The Company does not intend to host an investor day or engage in investor education meetings before effectiveness of the F-1.

Report of Independent Registered Public Accounting Firm, page 119

9.Your response to prior comment 14 states that you have included the signed consents in respect of the audit reports for 2022 and 2021 as exhibits. However, page 179 does not include any consent for your audit report as part of your exhibits under Item 18. Additionally, page 150 includes a consent that refers to the review report dated December 15, 2023 for the period ending September 30, 2023, but there is no review report included in the filing for your interim financial statements. Please file a signed and currently dated consent of the audit report for your year-end financial statements as an exhibit under Item 18. Refer to Item 10.G of Part I of the Form 20-F. In addition, since you have provided the consent that refers to the review report for the interim financial statements, please include this review report.

Response: The Company revised the application and is including the Consent to file from our auditors for interim period ending September 30, 2023 and the annual audited financials for December 31, 2022, and 2021. We also are revising the form to include the review report for September 30, 2023, see ‘Bansal Review Report.

Statements of Cash Flows, page 126

10.Your response to prior comment 15 explains that “advance to affiliate for future services’ has been moved from financing activity to investing activity as of September 30, 2023. However, you do not include an analysis for your reclassification, and we are reissuing the prior comment in part. Specifically, please provide us with an analysis that supports your reclassification to investing activity under IAS 7. As part of the analysis, please explain why these amounts are not considered operating and financing activities under IAS 7. In addition, tell us why the reclassification is not reflected in the earlier periods presented as required by Paragraph 42 of IAS 8. Revise to provide any applicable disclosures required by Paragraph 49 of IAS 8.

Response: ZenaTech made the change as of June 30, 2023. This date was incorrectly changed to September 30, 2023. The Issuer updated the December 31, 2023 financial statements currently under audit, with the following language,

“We reclassified certain amounts from the prior presentation to comply with the balance sheet presentation for the quarter ended June 30, 2023. We changed the presentation of the ‘Advance to affiliate for future services’ on the balance sheet from the current assets section into a split amount of short-term amount of $2,500,000, and long-term amount that is the total amount less the short-term. We also changed the presentation of the ‘Advance to affiliate for future services’ on the statement of cash flows to investing activities from financing activities since it was incorrectly classified as a financing, per IAS 7. There is no change due to this update.”

Per IAS 7, financing activities are activities related to change in size composition of the contributing equity and borrowings of the entity. These activities are not related to what the Company uses funds from the ‘Advance to affiliate for future services’ account.

Investing activities includes other investments not included in the cash equivalents. This is the correct classification of the ‘Advance to affiliate for future services’ account and what the Company uses these funds for. We corrected in June 2023 this misclassification.

Below is a calculation of how we arrived at the advance to affiliate current amount of $2,500,000.

As of June 30, 2023, the Company revised the Statement of Cash flow presentation for 2021, 2022 and interim June 30, 2023 when the change was made to reflect the presentation of the ‘Advance to affiliate for future services’ under the new presentation with short-term and long-term categories.

We arrived at the total expected by using historical amounts for six month (calculated as of June 30, 2023) and then annualize them.

Projected services and others needs provided by Epazz, Inc. over the next 12 months:

Annualized Historical Services provided by Epazz, Inc.

Programming and support fees      $270,000

Professional fees        170,000

Salaries and benefits         460,000

Working Capital needs with drone roll out   1,600,000

Total expected services and other needs provided by Epazz, Inc.           $2,500,000

Working capital needs are accounts receivables and inventory.

2. Basis of Preparation
Statement of compliance, page 128

11.Your response to prior comment 18 explains that the interim unaudited consolidated financial statements have been authorized by the Company’s Board of Directors on December 15, 2023, and you have revised your subsequent events disclosure on page 176 accordingly. However, you disclose on page 128 of the year-end notes to the financial statements that interim consolidated financial statements have been authorized by the Company’s Board of Director’s on October 25, 2023. Please revise to remove this inconsistent statement and date or advise.

Response: The correct date is October 25, 2023 not December 15, 2023. Since the reference to the December 15, 2023 date was removed, no revision has been made.

Revenue, page 133

12.We have reviewed your response to prior comment 16. However, you do not explain whether the software license is distinct under Paragraphs B53 through B62 of IFRS 15 and how you concluded the software revenue should be recognized over time. Please clarify the statement in your response that “subscription and maintenance revenue are based on a product as well as a period such as a month, a quarter, a half-year and a year.” In this regard, clarify whether subscription and maintenance arrangements include a software license. Clarify whether the software license is also recognized monthly, quarterly, or annually along with the subscription services. Tell us whether your arrangements offer software-as-a-service that only provide access to the software or whether the customer has the right to take possession of the software. If the customer takes possession of the software, please tell us the contract terms including how any fees are paid and whether those fees are refundable if paid upfront. Please tell us whether the contracts can be terminated, and if so, whether there is a penalty associated with the termination.

Response: We revised the Revenue description for the December 31, 2023 financial statements presentation and it now includes the fact that the software the Company sells is distinct. We also updated the description of what happened in the past, with this paragraph.

“Historically, non-exclusive and non-transferable software licenses were sold to customers for a one-time fee, including any installation, service, or training fees, and the customer took possession of the software. Support and maintenance services were then contracted annually on a subscription basis. The Company is in process of moving customers to SaaS model in which an annual or monthly subscription includes access to cloud-based software, and support and maintenance.”

We are also describing how the services are in better terms, see the following paragraph, “Our services offer both software-as-a-service that only provides access to the software, and an option where the customer pays for the software, taking possession of it, and for which the Company just offers software maintenance.”

In general, the majority of the contracts are very different from others since most come from previous acquisitions and all have various terms and conditions, including varying termination conditions.

Item 8. Exhibits and Financial Statement Schedules, page 179

13.Please file as exhibits the lease agreement for the manufacturing facility in Sharjah, UAE, and your agreements with GG Mars Capital, Inc. and Star Financial Corporation.

Response: These agreements are being filed with the Registration Statement.

In addition, the Company has amended the Registration Statement to (i) address distributions of common shares made to its Financial Advisor for its services in connection with the proposed Nasdaq listing and (ii) compensate its two newest directors for their services and (iii) make some minor corrections.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@caravellaw.com with any questions or comments regarding this correspondence.

Yours truly,

CARAVEL LAW LLP

/s/Karim Lalani

Karim Lalani*

cc: Shaun Passley PhD.

ZenaTech, Inc.

* Legal services provided through Lalani Law Professional Corporation, practicing in association, not in partnership, with Caravel Law LLP.